Gary A. Miller 215.851.8472 gmiller@eckertseamans.com

May 16, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Susan Hayes, Assistant Director

Re:	Generex Biotechnology Corporation
Preliminary Proxy Statement on Schedule 14A
Filed on April 18, 2017
File No. 000-25169

Dear Ms. Hayes:

We are in receipt of your comment letter dated May 2, 2017 regarding the above referenced filing. As requested in your letter, we have provided a response to the comment raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

1.	We note that the increase in the number of authorized shares is necessary top complete the acquisitions of Emmaus Life Sciences, Inc. and Hema Diagnostic Systems, LLC. Please revise your proxy statement to provide all of the information required by Item 14 with respect to the transactions with Emmaus Life Sciences, Inc. and Hema Diagnostic Systems, LLC. See Note A to Schedule 14. Alternatively, explain why the disclosure is not required.

RESPONSE:  We agree that, pursuant to Note A to Schedule 14, information required by Item should generally be provided in the proxy statement. We will amend the preliminary proxy statement to provide this information. To the extent paragraph (b)(11) of Item 14 requires pro forma financial information with respect to our transaction with Emmaus Life Sciences, Inc., such information would be extremely burdensome to produce in a timely manner. Given that both Generex and Emmaus have negative net worth and immaterial revenues, we do not believe the pro forma information would be material to a stockholder’s decision. Therefore, we believe that the pro forma information should not be required.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact me at 215-851-8472 or gmiller@eckertseamans.com.

Sincerely,

/s/ Gary A. Miller
Gary A Miller